UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

Commission File Number: 001-36202

NAVIGATOR HOLDINGS LTD

(Translation of registrant’s name into English)

c/o NGT Services (UK) Ltd

10 Bressenden Place, London, SW1E 5DH

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐    No ☒

ITEM 1—INFORMATION	CONTAINED IN THIS FORM 6-K REPORT

Spiros Milonas (“Mr. Milonas”) has notified the Board of Directors (the “Board”) of Navigator Holdings Ltd. (the “Company”) of his decision to resign as a member of the Board, effective as of November 28, 2018. Mr. Milonas does not hold a position on any committee of the Board, and Mr. Milonas’s resignation was not the result of a disagreement with the Company on any matter relating to its operations, policies or practices.

On November 28, 2018, the Board appointed Dr. Henry Deans (“Dr. Deans”) as a member of the Board, effective immediately. Dr. Deans served as the Executive Vice President and President of the nitrogen division of Nutrien Ltd. (“Nutrien”), a fertilizer producer and distributor, from January 2018 to May 2018. From August 2015 to December 2017, Dr. Deans was the Senior Vice President of Agrium Inc., a fertilizer producer and distributor, prior to its merger with Potash Corporation of Saskatchewan to form Nutrien. From August 2015 to December 2017, he served as a member of the board of directors of Canpotex Potash Export Company. From 2006 to 2014, Dr. Deans held a series of positions as the chief executive officer of multiple affiliates and directly owned subsidiaries of INEOS Group Holdings S.A., a chemical company. Dr. Deans holds a Ph.D and M.Phil. in chemistry from Strathclyde University as well as a B.Sc. in chemistry from Glasgow University.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.

Date: November 29, 2018	By:	/s/ David J Butters
	Name:	David J Butters
	Title:	Chairman, President and Chief Executive Officer